SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 2, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein by reference are the following documents:

1.     Registrant’s Statement dated June 30, 2004 relating to registrant’s cash distribution, attached as Exhibit 1 hereto.

2.     Form of Declaration of Status for Israeli income tax purposes relating to registrant’s cash distribution, attached as Exhibit 2 hereto.

3.     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to registrant’s cash distribution, attached as Exhibit 3 hereto.

4.     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients relating to registrant’s cash distribution, attached as Exhibit 4 hereto.

5.     Form of Refund Calculation relating to registrant’s cash distribution, attached as Exhibit 5 hereto.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

July 2, 2004